Room 4561

October 17, 2006

Ronald P. Vargo
Executive Vice President and Chief Financial Officer
Electronic Data Systems Corporation
5400 Legacy Drive
Plano, TX 75024

> **Re:** **Electronic Data Systems Corporation**
> **Forms 8-K Filed on February 8, May 2 and August 1, 2006**
> **File No. 1-11779**

Dear Mr. Vargo,

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Stephen G. Krikorian
Branch Chief - Accounting